26 Capital Acquisition Corp.

701 Brickell Avenue, Suite 1550
Miami, FL 33131

VIA EDGAR

December 23, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Geoffrey Kruczek

Re:	26 Capital Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted September 23, 2020

CIK No. 1822912

Dear Mr. Kruczek:

26 Capital Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 19, 2020, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on September 23, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 Submitted September 23, 2020

Prospectus Cover Page, page i

1.	You discuss the duties of your advisors. Please revise to clarify if the duties refer to your officers, directors and director nominees. If not, please name or describe your advisors.

In response to the Staff’s comment, the Corporation has revised its disclosure to clarify that the duties refer to its officers, directors and director nominees.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jonathan H. Deblinger, at jdeblinger@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jason Ader
Jason Ader, Chief Executive Officer
26 Capital Acquisition Corp.

cc: Jonathan H. Deblinger, Esq.